SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                  QCB BANCORP
                              (Name of the Issuer)

                               FIRST BANKS, INC.
                               CCB BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                     (None)
                     (CUSIP Number of Class of Securities)


                      Allen H. Blake              Thomas C. Erb, Esq.
                  Senior Vice President      Lewis, Rice & Fingersh, L.C.
                    First Banks, Inc.       500 North Broadway, Suite 2000
                  11901 Olive Boulevard        St. Louis, Missouri 63102
                St. Louis, Missouri 63141              (314) 444-7600
                      (314) 995-8700
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)



         This statement is filed in connection with (check the appropriate box):
         a.       [  ]     The filing of solicitation  materials or an
                           information  statement subject to Regulation 14A,
                           Regulation 14C or Rule 13e-3(c) under
                           the Securities Exchange Act of 1934.
         b.       [  ]     The filing of a registration statement under the
                           Securities Act of 1933.
         c.       [  ]     A tender offer.
         d.       [X]      None of the above.
 Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                         Calculation of Filing Fee
       Transaction Valuation: $100,416 Amount of Filing Fee: $20.83
         *Based upon the acquisition of the 1,673,596 shares of QCB Bancorp that are not held of record by CCB Bancorp, Inc., a wholly owned subsidiary of First Banks, Inc., at a price per share of $0.06. [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:

Item 1.  Issuer and Class of Security Subject to the Transaction.


         (a) The name of the issuer of the class of equity security which is the subject of the Rule 13e-3 transaction is QCB Bancorp (the "Company"). The address of the Company is 4201 Long Beach Boulevard, Long Beach, California 90807. The Company is the bank holding company parent and sole shareholder of Queen City Bank, N.A., Long Beach, California ("Queen City Bank").

         (b) The class of securities that is the subject of the Rule 13e-3 transaction is the Company's common stock, no par value per share ("Company Common"). As of November 30, 1995, 49,673,596 shares of Company Common were issued and outstanding, and there were 444 holders of record of Company Common as of September 30, 1995.

         (c) There is currently no established market for shares of Company Common (excluding limited or sporadic quotations).

         (d) The Company has paid no dividends with respect to shares of Company Common during the past two years. The ability of the Company to pay dividends to its shareholders is subject to the restrictions set forth in the California Corporation Code (the "California Code"). The California Code provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The California Code further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally are as follows: (i) the corporation's assets equal at least 1
1/4 times its liabilities; and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, then the corporation's current assets equal at least 1 1/4 times its current liabilities. As of December 31, 1994 and September 30, 1995, the Company reported negative retained earnings and then did not meet these tests and was not legally permitted to pay dividends. Upon conversion of the Debenture (as defined below), the Company now has positive retained earnings and would legally be permitted to pay a dividend to the extent of such retained earnings.

         The Company was also unable to pay dividends because the source of funds for such a dividend would have had to come from a dividend paid by Queen City Bank to the Company. Queen City Bank has been restricted from paying any dividends by an agreement with the OCC, although this restriction has recently been lifted. In addition, the Company's and Queen City Bank's policy has been to retain earnings and not to pay dividends. Further, as a bank holding company, the Company is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of San Francisco (the "Reserve Bank"). Due to the marginal financial condition of Queen City Bank, the Reserve Bank, by letter dated September 30, 1994, imposed a number of restrictions on the activities and operations of the Company, including, among other matters, prohibiting the Company from paying any dividends or repurchasing any if its stock without prior Reserve Bank approval.

         (e) None of the Company, CCB Bancorp, Inc., Santa Ana, California ("CCB") (which owns approximately 96.6% of the issued and outstanding shares of Company Common), or First Banks, Inc., St. Louis, Missouri ("First Banks") (which is the sole shareholder of CCB) has made an underwritten public offering of shares of Company Common for cash during the past three years which was registered under the Securities Act of 1933 or exempt from registration thereunder pursuant to Regulation A.

         (f) Pursuant to a Debenture Purchase and Operating Agreement (the "Debenture Agreement"), dated March 21, 1995, between First Banks and Company, First Banks acquired, on July 21, 1995, from Company and subsequently transferred to CCB, a debenture (the "Debenture") in the original principal amount of $5,528,082. The Debenture, together with any accrued but unpaid interest thereon, is convertible into shares of Company Common at any time in the sole discretion of the holder thereof and at a conversion price based upon the book value per share of Company Common. On November 30, 1995, CCB converted $2.4 million of principal and accrued interest of the Debenture at a conversion price of $0.05 per share, into 48.0 million shares of Company Common.


Item 2.  Identity and Background.

         (a) through (g) This statement is filed by First Banks, which is a Missouri corporation, and CCB, which is a Delaware corporation. First Banks is a registered bank and savings and loan holding company with subsidiary banks and savings associations located in California, Illinois, Missouri and Texas. The address of First Banks is 135 North Meramec Avenue, Clayton, Missouri 63105. The controlling shareholders of First Banks are (i) Mary W. Dierberg and James F. Dierberg, II, trustees under the living trust of James F. Dierberg, II, dated July 24, 1989, (ii) Mary W. Dierberg and Michael James Dierberg, trustees under the living trust of Michael James Dierberg, dated July 24, 1989, (iii) Mary W. Dierberg and Ellen C. Dierberg, trustees under the living trust of Ellen C. Dierberg, dated July 17, 1992, and (iv) James F. Dierberg, trustee of the James
F. Dierberg living trust, dated October 8, 1985. Mr. James F. Dierberg and Mrs. Mary W. Dierberg are husband and wife, and Messrs. James F. Dierberg, II,
Michael James Dierberg and Miss Ellen C. Dierberg are their children (the "Dierberg Family").

         The directors and executive officers of First Banks are as follows:

         James F. Dierberg    Chairman of the Board of Directors, President and
                              Chief Executive Officer

         Allen H. Blake       Senior Vice President, Chief Financial Officer,
                              Secretary and Director

         John A. Schreiber    Senior Vice President, Chief Lending Officer

         Thomas A. Bangert    Vice President, Senior Operations Officer

         Laurence J. Brost    Vice President, Controller

         Mark T. Turkcan      Senior Vice President, Retail and Mortgage Banking

         Donald W. Williams   Senior Vice President, Chief Credit Officer

         Donald Gunn, Jr.     Director

         George Markos        Director

         CCB is a registered bank holding company that owns 100% of the issued and outstanding common stock of First Bank & Trust, Santa Ana, California, a California-chartered bank ("First Bank & Trust"), and approximately 96.6% of the issued and outstanding common stock of the Company. The address of CCB is 2900 South Harbor Boulevard, Santa Ana, California 92704. All of the issued and outstanding capital stock of CCB is owned by First Banks.

         The directors and executive officers of CCB are as follows:

         Donald W. William  Chairman of the Board of Directors, Chief Executive
                            Officer, President

         James F. Dierberg  Director

         Allen H. Bl        Director, Secretary, Chief Financial Officer

         Messr. Williams and Dierberg are Directors of the Company.

         The information required by this Item 2 with respect to First Banks, CCB, the Dierberg Family and each of the above-named persons is attached hereto as Exhibit 2, and is incorporated herein by this reference. The information disclosed in Exhibit 2 is included pursuant to General Instruction D to Schedule 13E-3.


Item 3.  Past Contacts, Transactions or Negotiations.

         On January 27, 1995, the Company and First Banks executed a letter of intent under which First Banks agreed in principle to contribute $5,000,000 to the Company in exchange for a convertible debenture to be issued by the Company. The transaction was to take effect pursuant to a definitive agreement to be negotiated between the parties, and, on March 21, 1995, First Banks and the Company executed the Debenture Agreement. The transaction contemplated by the Debenture Agreement was subject to a number of conditions, which included the requirement that the Company obtain the approval of its shareholders and that the parties obtain the prior regulatory approval of the Board of Governors of the Federal Reserve System. On July 21, 1995, First Banks and the Company consummated the transactions contemplated by the Debenture Agreement, and the Company issued to First Banks the Debenture in the original principal amount of $5,528,082. The additional $528,082 investment represented the amount of principal and accrued interest outstanding on two debentures, issued by the Company and held by Raymond Heady and David Goren, which were retired pursuant to the Debenture Agreement. Messrs. Heady and Goren were directors of the Company who resigned upon the closing of the transactions contemplated by the Agreement.

         The Debenture bears interest at 1 1/2% above the "Current Prime Rate" (as defined below), adjusted quarterly, with a maximum rate of 10%. The "Current Prime Rate" is defined as the rate published in the "Money Rates" table in the Wall Street Journal as the base rate on corporate loans posted by at least 75% of the nation's thirty largest banks. If multiple prime rates are quoted in the table, the lowest prime rate will be the Current Prime Rate. In the event that the prime rate is no longer published in the Money Rates table, then the Board of Directors of Company will choose a substitute Current Prime Rate based upon comparable information. Interest is payable when, in the sole discretion of

Company's Board of Directors, Company has sufficient funds available to make such payments, and the payments would comply with all applicable legal and regulatory requirements. For the period beginning January 1, 1996, the interest rate on the Debenture was 10%.


         The Debenture is not registered or transferable by the holder without the prior consent of Company, except for certain limited transfer rights to affiliates of First Banks. On September 30, 1995, First Banks assigned the Debenture to CCB.

         The Debenture, together with any accrued but unpaid interest thereon, is convertible into shares of Company Common at any time in the sole discretion of its holder at a conversion price based upon the book value per share of the Company Common. The initial conversion price of the Debenture was $1.10 per share, based on the September 30, 1994 book value of Company of $2.03 per share. This conversion price adjusts proportionately to the extent that the book value of the Company Common declines below $2.03 per share. As of September 30, 1995, the book value of Company was ($0.28) per share. In light of this negative book value per share (which would have resulted, upon conversion of the Debenture, in CCB effectively acquiring 100% of the Company Common and leaving the pre-existing shareholders of the Company with no value in their shares) and CCB's desire to convert a portion of the Debenture to Company Common, CCB and Company agreed to execute an Amendment No. 1 to QCB Bancorp Debenture on November 15, 1995 (collectively with the Debenture, the "Debenture") to set the conversion price at $0.05 per share if and when the book value of the Company Common was equal to $0.00 or less. The Findley Group, Anaheim, California ("The Findley Group"), an independent consulting firm and investment banking company specializing in the banking industry, rendered an opinion, a copy of which is attached hereto as Exhibit 3, that a conversion price of $0.05 per share was fair, from a financial point of view, to the holders of Company Common. On
November 30, 1995, CCB converted $2.4 million of the principal and accrued interest on the Debenture into 48.0 million shares of Company Common, resulting in CCB owning 96.6% of the issued and outstanding shares of Company Common.

         None of the officers or directors of First Banks or CCB have acquired any shares of Company Common since January 1, 1994, the commencement of the second full fiscal year preceding the date of this Schedule except as follows:
(1) pursuant to a Stock Option Agreement, dated September 9, 1994, by and between the Company and Fred D. Jensen, President and Chief Executive Officer, the Company awarded Mr. Jensen options to purchase 30,000 shares of Company Common at an exercise price of $1.00 per share; (2) pursuant to a Stock Option Agreement, dated October 27, 1994, by and between the Company and Terrance M. McCarthy, Executive Vice President and Senior Credit Officer, the Company awarded Mr. Jensen options to purchase 25,000 shares of Company Common at an exercise price of $1.22 per share; and (3) on May 12, 1995, Mr. Jensen acquired 1,000 shares of Company Common at a price of $1.00 per share for the purpose of satisfying his obligation under federal banking law to own qualifying shares of Company Common in connection with his service as a member of the board of directors of Queen City Bank. Messrs. Jensen and McCarthy are now directors and officers of First Bank & Trust in addition to their service to the Company.
The strike price of stock options is currently well in excess of the current fair value of Company Common.

Item 4.  Terms of the Transaction.

         At a meeting held on December 20, 1995, the Board of Directors of CCB adopted resolutions pursuant to section 1110 of the California Corporations Code (the "California Code") and section 253 of the General Corporation Law of Delaware authorizing the "short-form" merger of the Company with and into CCB. At a meeting also held on December 20, 1995, the Board of Directors of the Company adopted similar resolutions approving the fairness of the consideration to be received for each share of Company Common not owned by CCB. Pursuant to these resolutions, the Company and CCB have entered into an Agreement and Plan of Merger, dated December 20, 1995 (the "Merger Agreement") (a copy of which is attached hereto as Exhibit 4), providing for the merger of the Company with and into CCB.

         Pursuant to the Merger Agreement and the corporate laws of California and Delaware, the Company will merge with and into CCB (the "Merger"), with CCB being the surviving entity of the Merger and the corporate identity and existence of the Company, separate and apart from CCB, will cease on consummation of the Merger. At the effective time of the Merger (the "Effective Time") each share of Company Common issued and outstanding immediately prior to the Effective Time and held of record by persons other than CCB will be converted into the right to receive cash in the amount of $0.06 (the "Merger Consideration"). At the Effective Time, all of the shares of Company Common, by virtue of the Merger and without any action on the part of the holders thereof, will no longer be outstanding and will be canceled and retired and will cease to exist, and each holder, other than CCB, of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of
Company Common (the "Certificates") will thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates to Boatmen's Trust Company, St. Louis, Missouri, which will act as the exchange agent (the "Exchange Agent") in the Merger.
The issued and outstanding shares of the capital stock of CCB will be unaffected by the Merger.


Item 5.  Plans or Proposals of the Issuer or Affiliate.

         As described above, CCB has determined to cause the merger of the Company with and into CCB, which will terminate the existence of the Company as a separate entity and will, as an effect of the Merger, terminate the Company's obligation to file reports under the Exchange Act. CCB has also determined to cause the merger of Queen City Bank with and into First Bank & Trust (the "Bank Merger"). The Bank Merger, however, will take place after the Merger of the Company with and into CCB, provided the Bank Merger has received prior regulatory approval from the FDIC and California Department of Banking.


Item 6.  Source and Amounts of Funds or Other Consideration.

         CCB will finance the acquisition of the shares of Company Common not already held by CCB through internal sources. No part of such funds is, or is expected to be, directly or indirectly borrowed.

         CCB anticipates that it will incur expenses of approximately $25,000 in connection with the Merger, including legal fees of approximately $10,000, appraisal fees of approximately $6,500 and printing and mailing fees of approximately $4,000.

         Item 7.  Purpose(s), Alternatives, Reasons and Effects.

         (a) The objectives of CCB in causing the Merger are to (i) acquire the entire equity interest in the Company and (ii) create operational efficiencies and economies of scale by eliminating many of the duplicative administrative and operational expenses associated with maintaining separate corporate and banking entities. The Company has functioned in the past as the holding company for Queen City Bank. This function now substantially duplicates the function of CCB but provides no benefit to First Banks and CCB; it does, however, result in certain costs that, in the absence of the minority shareholder interest, could be eliminated. These costs include costs associated with staff, franchise tax, audit expense and federal and state securities law compliance, as well as the necessity of maintaining certain corporate procedures such as shareholder meetings, separate year-end audits and communications with shareholders.

         The Merger will also facilitate the Bank Merger by causing Queen City Bank and First Bank & Trust to become wholly owned subsidiaries of CCB. The Bank Merger will also create operational efficiencies and economies of scale by eliminating many of the duplicative administrative and operational expenses associated with maintaining separate banking entities. Queen City Bank and First Bank & Trust operate in relatively close geographic proximity; by merging these banks, CCB and First Bank & Trust expect to realize significant savings.

         (b) and (c) CCB and the Company have determined that a statutory short form merger would be the most efficient method of achieving the purposes discussed above and that delaying the Merger beyond the first quarter of 1996 would substantially reduce the amount of cost savings that could otherwise be realized. The parties considered alternative means to accomplish the purposes of the Merger but do not believe that alternative structures would accomplish such purposes in a timely and efficient manner. The primary alternatives considered were a standard, "long-form" merger of the Company and CCB and a reverse stock split. Each of theses alternatives is discussed briefly below.

         Long-Form Merger. A standard, long-form merger under the California Code would require the approval of the shareholders of the Company at a meeting called for the purpose of considering such merger. As the long-form merger would require the Company to undertake the expense of calling and holding the shareholders' meeting to vote upon the merger and the results of the vote (in light of CCB's ownership interest) would be a foregone conclusion, CCB and the Company determined to pursue a short-form merger. As discussed in more detail below, the right of the shareholders of the Company to dissent from the Merger remains available notwithstanding the lack of a shareholder vote thereon.

         Reverse Stock Split. In a reverse stock split, the interest of the Company's minority shareholders would be acquired by CCB pursuant to an amendment to the Company's Certificate of Incorporation to reduce the number of issued and outstanding shares of Company Common such that all existing minority shareholders of the Company would own less than one full share of Company
Common. CCB would then distribute cash for the resulting fractional share interests. The necessary amendment to the Company's Certificate of Incorporation would require the approval of the Company's shareholders. As with the long-form merger, the Company would be required to undertake the expense of calling and holding the shareholders' meeting to vote upon the merger, and the results of the vote (in light of CCB's ownership interest) would be a foregone conclusion. The shareholders of the Company, however, would not have dissenters' rights. In light of the expense of calling and holding the required shareholders' meeting and the absence of any formalized procedure to be followed by shareholders who may object to the reverse split, CCB and the Company determined not to undertake a reverse stock split.

         (d) As described above, upon consummation of the Merger, the corporate identity and existence of the Company, separate and apart from CCB, will cease on consummation of the Merger, and CCB will acquire the entire equity interest in the Company and achieve the purposes of the Merger described above. Accordingly, CCB will hold a 100% interest in the net book value and net earnings (losses) of the Company, which as of September 30, 1995 were $(470,000) and $(3,170,000), respectively, and as of December 31, 1995 were $2,207,000 and $3,604,000, respectively. CCB estimates that, upon consummation of the Merger, it will achieve savings within a range of approximately $200,000 to $400,000 annually.

         Also as described above, upon consummation of the Merger, each share of Company Common issued and outstanding immediately prior to the Effective Time and held of record by persons other than CCB will be converted into the right to receive the Merger Consideration. The following description of the federal income tax consequences of the Merger is included solely for the general information of the shareholders of the Company. The tax consequences for any particular shareholder may be affected by matters not discussed herein, and shareholders should consult their personal tax advisors in determining the consequences of the application of state and local tax law.

         The conversion of shares of Company Common into the right to receive the Merger Consideration pursuant to the Merger will be a taxable transaction for federal income tax purposes. Each holder of shares of Company Common will recognize gain or loss upon the surrender of that shareholder's Company Common equal to the difference, if any, between (i) the sum of the cash payment of $0.06 per share received in exchange for the shares of Company Common and (ii) that shareholder's tax basis in the shares of Company Common. Any gain or loss will be treated as a capital gain or loss if the Company Common exchanged was held as a capital asset in the hands of the shareholder. Holders of Company Common are urged to consult their personal tax advisors as to the tax consequences of the Merger under federal, state, local and any other applicable laws.

         The cash payments due to the holders of shares of Company Common upon the exchange thereof pursuant to the Merger (other than certain exempt entities and persons) will be subject to a backup withholding tax at the rate of 31% under federal income tax law unless certain requirements are met. Generally, the Exchange Agent will be required to deduct and withhold the tax on cash payments due at the Effective Time if (i) the shareholder fails to furnish a taxpayer identification number ("TIN" the TIN of an individual shareholder is his or her Social Security number) to the Exchange Agent or fails to certify under penalty of perjury that such TIN is correct; (ii) the Internal Revenue Service ("IRS") notifies the Exchange Agent that the TIN furnished by the shareholder is incorrect; (iii) the IRS notifies the Exchange Agent that the shareholder has failed to report interest, dividends or original issue discount in the past; or
(iv) there has been a failure by the shareholder to certify under penalty of perjury that such shareholder is not subject to the backup withholding tax. Any amounts withheld by the Exchange Agent in collection of the backup withholding tax will reduce the federal income tax liability of the shareholders from whom such tax was withheld.

Item 8.  Fairness of the Transaction.

         (a) The Company and CCB believe that the Merger is fair to shareholders of the Company, and the boards of directors of each of CCB and the Company have unanimously approved the Merger, with no member of any of the foregoing boards dissenting or abstaining from voting on the Merger.

         (b) To assist in determining the fair value of the 1,673,596 shares of Company Common held by persons other than CCB, The Findley Group, at the request of the Company and in connection with its services described in the response to
Item 3, above, valued the shares of Company Common not held by CCB at $0.06 per share. A copy of the report which is summarized in the response to Item 9, is attached hereto as Exhibit 8 without the exhibits or appendices thereto.

         In addition to the conclusions contained in the opinion, the Board of Directors of the Company reviewed certain additional factors, including the historical and current market values of the shares of Company Common, the historical and current book values of shares of Company Common (including the market and book values of such shares in the absence of proceeds of the Debenture purchase), and the extent to which the proceeds of the Debenture purchase constituted the net worth of the Company and Queen City Bank and the price paid for shares of Company Common by CCB upon partial conversion of the Debenture. In this regard, the Company noted that there had been very few transactions in shares of Company Common during the past year and that the book value per share of Company Common as of September 30, 1995 (the most recent quarter end prior to the partial conversion of the Debenture) was ($0.28).

         The Company also noted, in light of the negative book value of shares of Company Common, that the calculation of the conversion price per share contained in the Debenture as originally issued by the Company would effectively give CCB the ability to convert the Debenture into 100% of Company Common, leaving the public shareholders of the Company with no value for their shares and that CCB had offered to mitigate this effect by setting the conversion price at $0.05 per share if the book value per share of Company Common is less than $0.00. The Company also considered the financial condition, businesses and prospects for the Company and CCB and the anticipated cost savings and operating efficiencies available to the combined institution upon completion of the Merger.

         In reaching its determination as to the fairness of the Merger, the Board of Directors of the Company did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

         (c) Section 1110 of the California Code expressly authorizes "short-form" mergers of one corporation with another corporation (or a subsidiary thereof) that controls at least 90% of the stock of the first corporation. Under such circumstances, the merger may be effected pursuant to a resolution of the board of directors of the parent corporation and without a vote of the shareholders of either corporation, however, the minority shareholders of the Company are afforded dissenters' rights. CCB also notes that the shareholders of the Company approved the Debenture Agreement and the issuance of the Debenture thereunder at the Company's 1995 Annual Meeting of Shareholders (the "Shareholders' Meeting"), which was held on May 23, 1995. The proxy solicitation materials provided to shareholders in connection with the Shareholders' Meeting disclosed that (i) if First Banks became the owner of more than 90% of the Company Common, First Banks would be able to effect a short form merger of the Company, under section 1110 of the California Code, without the approval of the minority shareholders of the Company and (ii) the shareholders of the Company at the time of the Shareholders' Meeting may not have another opportunity to vote upon the issue of whether the Company should be acquired.

         (d) The decision to retain The Findley Group to prepare a report concerning the fairness of the Merger was made unanimously by the members of the Board of Directors of the Company who are not employees of the Company or affiliates of First Banks or CCB (the "Independent Directors").

         (e) A majority of Independent Directors voted to approve the Merger at the meeting of the Board of Directors of the Company on December 20, 1995.

         (f) First Banks and CCB believe that no firm offers for a merger or other extraordinary transactions with respect to the Company have been made (other than the Merger) in the past 18 months.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

         (a) and (b) The Independent Directors retained The Findley Group to provide an opinion as to the fairness to the Company's shareholders, from a financial point of view, of establishing the conversion price of the Debenture at $0.05 per share and, in connection therewith, to provide a valuation to the shares of Company Common not held by CCB. No limitations were imposed by First Banks, CCB or the Company, or any of their affiliates, with respect to the opinion to be rendered, although The Findley Group was not authorized to solicit other potential purchasers for the Company or Queen City Bank. For The Findley Group's services to the Company, the Company has agreed to pay The Findley Group a fee of $6,500.

         The Findley Group's principals and affiliated companies have been banking consultants in California since 1956. The sole shareholder and
Co-Director of The Findley Group, Gary Steven Findley, is a registered investment advisor with the Commission and the California Department of Corporations and a practicing attorney specializing in the representation of banking institutions. Mr. Findley also edits The Findley Reports and the California Banking Newsletter and Directors' Compass, a newsletter covering mergers and acquisitions of California financial institutions. The Findley Group and its affiliates have been a principal source for fairness opinions in California banking transactions, having provided, in the past five years, stock valuation opinions and consulting services in over 30 banking transactions involving mergers, acquisitions and changes in control. No principal, staff-member, or any affiliate of The Findley Group currently owns any shares beneficially or of record of Company Common, nor are such persons affiliated in any way with the Company.

         The following summary of the Findley Group's report is qualified in its entirety by reference to the full text of the report which is attached as Exhibit 8.

         The basic data supporting the opinions of the Findley Group are as of September 30, 1995, supported with financial and operating information for Queen City Bank and the Company as of October 31, 1995. The Findley Group also reviewed the Debenture Agreement, recent securities and bank regulatory filings made by the Company and Queen City Bank, reports of examination of the Bank and the Company prepared by the Office of the Comptroller of the Currency and the Federal Reserve Bank of San Francisco, respectively, and certain other materials. In addition, The Findley Group personnel have had conversations with members of the senior management of the Company and Queen City Bank. The Findley Group also reviewed Queen City Bank's outstanding loans and other assets, the status of any other bank regulatory criticisms of Queen City Bank's operations and internal controls, and all other factors that could inhibit or restrict

Queen City Bank in its operations or performance that would be relevant to The Findley Group's analysis and valuation.

         In its opinion, The Findley Group observed that certain factors that influenced the pricing of bank stock, including the recent increase in the failure of banking institutions operating in California, the authority of federal bank regulatory agencies to influence and affect bank operations, and the increase in costs associated in complying with federal banking laws. The Findley Group also considered the nature of the business of the Company and Queen City Bank, the financial history of Queen City Bank, local and general economic factors, regulatory restraints and handicaps imposed by federal banking regulators, the current and future marketability of the Company's stock, and the securities market marketing histories and experience of comparable banks, bank holding companies and banking institutions.

         In reaching its conclusion as to the value of the shares of Company Common held by unaffiliated shareholders of the Company, The Findley Group first determined, in light of the Company's position as essentially a shell company whose only significant asset was the capital stock of Queen City Bank, the reasonable market value of Queen City Bank as a whole. The Findley Group employed three basic approaches to determine the acquisition value of Queen City
Bank: premium on deposits, multiple of equity return and multiple of book value.

         Premium on Deposits. The premium on deposits approach treats the approximate market value of the assets and deposit liabilities as added or deducted value factors to Queen City Bank's capital accounts. This factor is unique to banking and is primarily identified with a liquidation value. The Findley Group's conclusion, using the premium on deposits approach, concluded that the acquisition value of Queen City Bank would be approximately $6,748,000.

         Multiple of Equity Return. As the Company and Queen City Bank have experienced a negative return on equity over the past several years, The Findley Group concluded that the multiple of equity return approach could not be used as part of a valuation of Queen City Bank.

         Multiple of Book Value. The multiple of book value approach is based upon the purchase prices and multiples of book values of comparable transactions recently consummated or in the process of consummation. Recent bank acquisitions in California reviewed by The Findley Group indicated that the average multiple of book value for banks was approximately 1.46 and the median was approximately
1.40. The Findley Group determined that a multiple factor of 1.45 would be a fair representation of the current values of sound, healthy and profitable banks.

         In light of Queen City Bank's troubled financial condition, however, The Findley Group also reviewed the stock acquisition prices paid for California banks with loan and operating problems and determined that such prices varied between 0.33 and 1.10 as a multiple of book value. After comparing acquisitions of comparable banks with classified assets of over 100% of shareholder equity and loan loss reserves and a listing of market value to book value for financial institutions with similar operating problems as the Company and Queen City Bank, The Findley Group concluded that Queen City Bank, absent the significant capital infusion resulting from the issuance of the Debenture, would have no earnings potential and would be a candidate for receivership and a complete loss of the Company's shareholders equity and that a multiple of book value factor of 1.10 for Queen City Bank would be applicable and reasonable due to its condition. Using this approach, The Findley Group determined that the acquisition value of Queen City Bank as of September 30, 1995 would be $6,501,000.

         Based upon the evaluation of the three methods of valuation described above, The Findley Group concluded that the valuation of the entirety of Queen City Bank would be approximately $6,700,000. After taking into account the fact that the Queen City Bank is the only significant asset of the Company and the extent of the Company's liabilities separate from those liabilities of Queen City Bank, The Findley Group concluded that the value of the Company's shareholders equity is $2,865,000 and that the value of the shares held by the unaffiliated shareholders of the Company would be 3.347% of such amount (i.e., the approximate pro rata interest of such shareholders relative to CCB's approximate 96.6% interest), or approximately $96,000 or $0.06 per share after the payment of all liabilities.

         (c) A copy of the report of The Findley Group is available for inspection and copying at the principal executive office of the Company, 4201 Long Beach Boulevard, Long Beach, California, and at the principal executive office of CCB Bancorp, 2900 South Harbor Boulevard, Santa Ana, California, during regular business hours by any interested shareholder of the Company or a representative of such a shareholder who has been so designated in writing.

Item 10.  Interest in Securities of the Issuer.

         (a)  CCB  owns  of  record   48,000,000   shares  of  Company   Common,
representing approximately 96.6% of the issued and outstanding shares of such stock. In addition, CCB continues to hold the unconverted portion of the Debenture, with a principal amount of $3,329,516.43, and First Banks holds additional debentures acquired from certain directors of Company (the "Director Debentures"), with a principal amount of $500,000 and accrued but unpaid interest of approximately $46,164. The Director Debentures were issued by Company in December 1994 and are convertible into Company Common at a price based upon the book value per share of Company Common. Company does not have a sufficient number of authorized but unissued shares of Company Common Stock to permit the conversion of a material amount of the remaining, unconverted portion of the Debenture or of the Director Debentures.

         (b) All transactions in the shares of the Company Common effected by First Banks and CCB during the past 60 days are described in the responses to Item 1(f), above.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.

         Other than as described in this transaction statement and the remaining, unconverted principal amount of the Debenture and the accrued but unpaid interest thereon, there is no contract, arrangement, understanding or relationship (whether or not legally enforceable) in connection with the Merger between First Banks or CCB, any of the directors or executive officers or shareholders of First Banks or CCB and any other person with respect to any securities of the Company.

Item 12. Present Intention and Recommendation of Certain Persons With Regard to the Transaction.

         (a) As the transaction discussed herein will be a merger pursuant to the corporation laws of the States of California and Delaware, all of the shares of Company Common held by persons other than CCB will be converted into the right to receive cash in the amount of $0.06 per share. First Banks and CCB do not anticipate that any of the directors or any executive officer, director or affiliate of the Company will dissent from the Merger.

         (b) The Board of Directors of the Company, including a majority of the Independent Directors, have approved the Merger.

Item 13.  Other Provisions of the Transaction.

         (a) Under the California Code, holders of shares of Company Common have the right to dissent from the Merger and obtain payment of the value of their shares of Company Common. If any such shareholder wishes to do so, he or she must make a written demand for purchase of his or her shares in cash that is received by the Company or its transfer agent within 30 days after the mailing of a notice of the Merger required under the California Code. The demand must include a statement of the price which claimed to be the fair market value of the shares of Company Common, and certificates for such shares must be delivered to the Company or its transfer agent within the same 30 day period so that the certificate may be stamped as representing dissenting shares and returned to the shareholder. If the Company and the shareholder do not agree on the price per share of Company Common, the shareholder must file suit in the appropriate California superior court for a determination of the price. In certain cases, the corporation can be required to pay the shareholder's attorneys and appraiser fees. Such suit must be filed within 6 months after the mailing of the notice described above. If the Company and the shareholder agree on a price or if a price is fixed by the court, the shareholder must surrender his or her share certificate in order to receive payment for such shares.

         THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF THE CALIFORNIA CORPORATIONS CODE RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS OF QCB BANCORP, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE EXCERPTS FROM THE CALIFORNIA CORPORATIONS CODE ATTACHED HERETO AS EXHIBIT 13.

         (b) First Banks and CCB have not made any arrangement to allow unaffiliated shareholders to obtain access to corporate files of the Company or to obtain counsel or appraisal services at the expense of First Banks, CCB or the Company.

         (c) The Merger does not contemplate the exchange of debt securities for equity securities of the Company.

Item 14.  Financial Information.

         (a) The Company's audited financial statements for the fiscal years ended December 31, 1994 and December 31, 1993 are incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994. The Company's unaudited balance sheets and comparative year-to-date income statements and statements of cash flows and related earnings per share amounts for the period ended September 30, 1995 are incorporated herein by reference to the Company's Quarterly report on Form 10-Q for the period ended September 30, 1995. The foregoing filings of the Company are incorporated herein by reference pursuant to General Instruction D to Schedule 13 E-3..

         The Company has incurred a net loss of $3.6 million and $3.4 million for the years ended December 31, 1995 and 1994, respectively, and $3.2 million and $2.3 million for the nine months ended September 30, 1995 and 1994, respectively. The fixed charges, consisting of interest expense, was $308,000 and $173,000 for the year ended December 31, 1995 and for the nine months ended September 30, 1995, respectively. The fixed charges are not significant in comparison to the net losses incurred for those same periods. Accordingly, the ratio of earnings (loss) to fixed charges has not been provided as it is not meaningful.

         The book value per share as of December 31, 1994 was $1.21 and as of September 30, 1995 was $(0.28).

         (b) As the Company will be the disappearing entity in the Merger, pro forma data disclosing the effect of the Merger on its balance sheet, statement of income, earnings per share amounts, ratio of earnings to fixed charges and book value per share is not provided.

Item 15.  Persons and Assets Employed, Retained or Utilized.

         (a) No officer, employee, class of employees or corporate asset of the Company has been or is proposed to be employed, availed of or utilized by First Banks, CCB or the Company in connection with the Merger. Messrs. Fred D. Jensen and Terrance M. McCarthy, both of whom are executive officers of the Company and Queen City Bank, have been appointed officers and members of the Board of Directors of First Bank and Trust.

         (b) No persons shall be employed, retained or compensated by First Banks or CCB, or by any person on behalf of First Banks or CCB, to make solicitations or recommendations in connection with the Merger.

Item 16.  Additional Information.

         On July 31, 1995,  First Banks filed with the Commission a statement on
Schedule 13D reporting consummation of the transactions contemplated by the Debenture Agreement and First Banks' acquisition of the Debenture. On December 8, 1995, First Banks filed with the Commission an Amendment No. 1 to such
Schedule 13D to report the conversion of a portion of the Debenture. The Company files periodic reports and other information with the Commission pursuant to the Securities Exchange Act of 1934 relating to its business, financial statements and other matters. This statement and the exhibits thereto, First Banks' statement on Schedule 13D, the Amendment No. 1 to Schedule 13D and the exhibits thereto, as well as reports and other information of the Company may be inspected at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Office in New York (Suite 1300, 7 World Trade Center, New York, New York 10048), and copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at proscribed rates.

Item 17.  Material to be Filed as Exhibits.
   Exhibit No.                             Description
        2 Identity and Background of First Banks, Inc., CCB Bancorp, Inc.and Affiliates
        3 Opinion of The Findley Group on the Conversion Price of the Debenture 4 Agreement and Plan of Merger
        8 Opinion of the Findley Group on the Value of Shares of the QCB Bancorp Common Stock
       13  Chapter 13, California Corporations Code

                                                      SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               FIRST BANKS, INC.



                                               By:    /s/Laurence J. Brost
                                               Name:  Laurence J. Brost
                                               Title: Vice President/Controller


Date:  February 2, 1996


                                                CCB BANCORP, INC.



                                                 By:    /s/Allen H. Blake
                                                 Name:  Allen H. Blake
                                                 Title: Chief Financial Officer

Date:  February 2, 1996

                                 Exhibit Index

   Exhibit No.                          Description                 Page

        2      Identity and Background of First Banks, Inc.,          18
               CCB Bancorp, Inc. and Affiliates
        3      Opinion of The Findley Group on the Conversion         27
               Price of the Debenture
        4      Agreement and Plan of Merger                           29
        8      Opinion of the Findley Group on the Value of           38
               Shares of the QCB Bancorp Common Stock
        13     Chapter 13, California Corporations Code               51

                                                      EXHIBIT 2


FIRST BANKS, INC.

State or Other Place of Organization:                Missouri

Principal Business:                                  Bank Holding Company

Address of Principal Business:                       135 North Meramec,
                                                     Clayton, Missouri 63105

Address of Principal Office:                         135 North Meramec,
                                                     Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:            None

Civil Proceedings During Last 5 Years:               None
-------------------------------------


CCB BANCORP, INC.

State or Other Place of Organization:                Delaware

Principal Business:                                  Bank Holding Company

Address of Principal Business:                       2900 South Harbor Boulevard
                                                     Santa Ana, California 92704

Address of Principal Office:                         2900 South Harbor Boulevard
                                                     Santa Ana, California 92704

Criminal Proceedings During Last 5 Years:            None

Civil Proceedings During Last 5 Years:               None
-------------------------------------

JAMES F. DIERBERG  (Chief Executive Officer, President and Chairman of the Board
                    of Directors of First Banks, Inc.)

Residence or Business Address:              39 Glen Eagles Drive
                                            St. Louis, Missouri 63124

Principal Occupation or Employment:         Financial services

         Name of Employer:                  First Banks, Inc.

         Principal Business:                Bank holding company

         Address:                           135 North Meramec,
         -------
                                            Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Years:      None
-------------------------------------

Citizenship:                                         U.S.A.

         James F. Dierberg is the Chairman of the Board and Chief Executive Officer of the Company; positions he has held since 1988. He has been a Director of the Company since 1979. Mr. Dierberg was President of the Company from 1979 until February 1992, and he was re-appointed President in April 1994. Mr. Dierberg was appointed Chairman of the Board, President and Chief Executive Officer of BancTEXAS in September 1994. In addition, Mr. Dierberg has served in various capacities with other bank holding companies and banks owned or controlled by him or members of his family since 1957.


MARY W.DIERBERG (Co-Trustee under the living trust of James F.Dierberg, II, dated July 24, 1989, the living trust of Michael James Dierberg, dated July 24, 1989, and the living trust of Ellen C. Dierberg, dated July 17, 1992)

Residence or Business Address:              39 Glen Eagles Drive
                                            St. Louis, Missouri 63124

Principal Occupation or Employment:         Housewife

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Years:      None
-------------------------------------

Citizenship:                                U.S.A.

JAMES F.DIERBERG, II (Co-Trustee under the living trust of James F.Dierberg,II, dated July 24, 1989)

Residence or Business Address:              62 Sheridan, Apartment  #3
                                            San Francisco, California 94102

Principal Occupation or Employment:         Consumer Loan Officer

         Name of Employer:                  First Bank & Trust

         Principal Business:                Commercial Bank

         Address:                           1333 N. California Blvd.
         --------
                                            Walnut Creek, CA 94596

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Years:      None
-------------------------------------

Citizenship:                                U.S.A.



MICHAEL JAMES DIERBERG (Co-Trustee under the living trust of Michael James Dierberg, dated July 24, 1989)

Residence or Business Address:              39 Glen Eagles Drive
                                            St. Louis, Missouri 63124

Principal Occupation or Employment:         Student

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Years:      None
-------------------------------------

Citizenship:                                U.S.A.

ELLEN C. DIERBERG (Co-Trustee under the living trust of Ellen C. Dierberg, dated July 17, 1992)

Residence or Business Address:              39 Glen Eagles Drive
                                            St. Louis, Missouri 63124

Principal Occupation or Employment:         Student

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Years:      None
-------------------------------------

Citizenship:                                U.S.A.



ALLEN H. BLAKE (Senior Vice President, Chief Financial Officer, Secretary and Director of First Banks, Inc.)

Residence or Business Address:              2345 Kettington Road
                                            Chesterfield, MO 63017

Principal Occupation or Employment:         Financial services

         Name of Employer:                  First Banks, Inc.

         Principal Business:                Bank holding company

         Address:                           135 North Meramec,
         -------
                                            Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5             None
-------------------------------------

Citizenship:                                U.S.A.

         Allen H. Blake has been a Senior Vice President of the Company since February 1992. Mr. Blake joined the Company as Vice President and Chief Financial Officer in 1984 and in 1988 he was appointed Secretary and a Director of the Company. In addition, Mr. Blake has served as Chief
Financial Officer, Secretary and Director of BancTEXAS since September 1994.

JOHN A.SCHREIBER (Senior Vice President, Chief Lending Officer, of First Banks, Inc.)

Residence or Business Address:              11747 Parkshire
                                            St. Louis, Missouri 63126

Principal Occupation or Employment:         Financial services

         Name of Employer:                  First Banks, Inc.

         Principal Business:                Bank holding company

         Address:                           135 North Meramec,
         -------
                                            Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Years:      None
-------------------------------------

Citizenship:                                U.S.A.

         John A. Schreiber is Senior Vice President and Chief Lending Officer of the Company and President and a Director of First Bank-Missouri, positions he assumed in September 1992. In May 1994, he became Chairman of First Bank-Missouri. Mr. Schreiber also serves as Executive Vice President and director of First Bank FSB. He was previously Senior Vice President at Mercantile Bank of St. Louis, N.A., a position he had held since 1989, where he was responsible for commercial lending and operating services to St. Louis-based companies. From 1988 to 1989, Mr. Schreiber was a Vice President of Commercial Loans at The Boatmen's National Bank of St. Louis which had acquired Centerre Bank, N.A., in 1988 where Mr. Schreiber had served in various positions since 1974.

THOMAS A. BANGERT  (Vice President, Senior Operations Officer, of First Banks,
 Inc.)

Residence or Business Address:              12575 Conway Road
                                            St. Louis, Missouri 63141

Principal Occupation or Employment:         Financial services

         Name of Employer:                  First Banks, Inc.

         Principal Business:                Bank holding company

         Address:                           135 North Meramec,
         -------
                                            Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Years:      None
-------------------------------------

Citizenship:                                U.S.A.

         Thomas A. Bangert is Vice President, Bank Operations of the Company, and Executive Vice President and Director of First Bank-Missouri, positions he assumed on January 1, 1990. He is also the President and a Director of FirstServ, a position he has held since that company's incorporation in February 1992. He was previously Senior Vice President-Operations for Mercantile Bancorporation, Inc., St. Louis, Missouri, where he was employed for 29 years.

LAURENCE J. BROST  (Vice President, Controller of First Banks, Inc.)

Residence or Business Address:              2028 Fairway Bend
                                            Chesterfield, Missouri 63017

Principal Occupation or Employment:         Financial services

         Name of Employer:                  First Banks, Inc.

         Principal Business:                Bank holding company

         Address:                           135 North Meramec,
         -------
                                            Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Years:      None
-------------------------------------

Citizenship:                                U.S.A.

         Laurence J. Brost is Vice President and Controller of the Company, a position he assumed in 1990, and Vice President, Secretary and Director of First Bank FSB where he had been employed as Vice President and Chief Financial Officer since 1987.

MARK T. TURKCAN (Senior Vice President, Retail and Mortgage Banking of First Banks, Inc.)

Residence or Business Address:              711 Bent Brook Road
-----------------------------
                                            St. Louis, Missouri 63122


Principal Occupation or Employment:         Financial services

         Name of Employer:                  First Banks, Inc.

         Principal Business:                Bank holding company

         Address:                           135 North Meramec,
         -------
                                            Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Yea         None
-------------------------------------

Citizenship:                                U.S.A.

         Mark T. Turkcan is Senior Vice President, Retail and Mortgage Banking of the Company, President and Chairman and Chief Executive Officer of First Bank FSB and President of First Bank Mortgage, where he has been employed in various executive capacities since 1985. Mr. Turkcan is also a Director of first Bank-Missouri and a Director of BancTEXAS, a position he has held since September 1994.

DONALD W. WILLIAMS (Senior Vice President, Chief Credit Officer of First Banks, Inc.)

Residence or Business Address:              18 Huntleigh Downs
                                            St. Louis, Missouri 63131

Principal Occupation or Employment:         Financial services

         Name of Employer:                  First Banks, Inc.

         Principal Business:                Bank holding company

         Address:                           135 North Meramec,
         -------
                                            Clayton, Missouri 63105

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Years:      None
-------------------------------------

Citizenship:                                U.S.A.

         Donald D. Williams is a Senior Vice President and Chief Credit Officer of the Company and First Banks-Illinois, and a Senior Vice President and Director of each of First Bank-Missouri and First Bank FSB, positions he assumed in March 1993. He was previously Senior Vice President at Mercantile Bank of St. Louis, N.A., a position he had held since 1989, where he was responsible for credit approval.

DONALD GUNN, JR.  (Director of First Banks, Inc.)

Residence or Business Address:              11901 Olive Blvd.
                                            St. Louis, Missouri 63141

Principal Occupation or Employment:         Attorney

         Name of Employer:                  Gunn & Gunn

         Principal Business:                Law Firm

         Address:                           11901 Olive Blvd.
         -------
                                            St. Louis, Missouri 63141

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Years:      None
-------------------------------------

Citizenship:                                U.S.A.

         Donald Gunn, Jr. was elected a Director of the Company in December 1992. Mr. Gunn is a practicing attorney and has been a shareholder in the law firm of Gunn & Gunn, P.C. during the past five years.

GEORGE MARKOS  (Director of First Banks, Inc.)

Residence or Business Address:              1595 North Central Expressway
                                            Richardson, Texas 75080

Principal Occupation or Employment:         President

         Name of Employer:                  Profit Management Systems

         Principal Business:                Financial Consultants

         Address:                           1595 North Central Expressway
                                            Richardson, Texas 75080

Criminal Proceedings During Last 5 Years:   None

Civil Proceedings During Last 5 Years:      None
-------------------------------------

Citizenship:                                U.S.A.

         George J. Markos was elected a Director of the Company in December 1992. Mr. Markos is a management consultant providing services primarily to banks, savings and loans and related businesses, including the Company and has performed such services during the past five years.

                                                             November 28, 1995



Board of Directors
QCB Bancorp
4201 Long Beach Boulevard
Suite 101
Long Beach, California 90807


Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, no par value per share (the "Shares"), of QCB Bancorp (the "Company") of the conversion of debentures of the Company issued to First Bank's Inc., St. Louis, Missouri ("FBI"). On March 21, 1995, the company entered into the Debenture Purchase and Operating Agreement with FBI (the "Agreement") and the Form of Debenture, as attached as an Exhibit to the Agreement. On July 21, 1995, the Company issued a debenture, convertible into common stock of the Company, to FBI in the amount of $5,528,082.20 (the "FBI Debenture") as permitted under the Agreement. FBI has transferred the FBI Debenture to its wholly owned subsidiary, CCB Bancorp, Inc. ("CCB"). As of September 30, the FBI Debenture has a balance of principal and interest of $5,635,614.76. Proceeds from the sale of the FBI Debenture were used by the Company to recapitalize its wholly owned subsidiary, Queen City Bank, N.A. (the "Bank"). It is proposed that the FBI Debenture be converted to common stock of the Company at a conversion value of $0.05 per share.

The Findley Group, as part of its investment banking business, is continually engaged in the valuation of banking institutions and their securities in connection with mergers and acquisition, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as an advisor in connection with certain limited aspects of the Company's operation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Form of Debenture; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1994; certain interim reports to stockholders of the Company, Quarterly Reports on Form 10-Q of the Company; quarterly call reports for the Bank up through September 30, 1995; certain other communications from the Company to its stockholders; reports of examinations by regulatory agencies; external audits and examinations; and certain internal financial analyses and forecasts for the Company and the Bank prepared by its management. We also have held discussions with members of the senior managements of the Company and the Bank regarding the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Company, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have assumed, with your consent, that the financial forecasts, including, without limitation, projections regarding underperforming and nonperforming assets and net charge-offs, have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and the Bank and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for the purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for the Company and the Bank are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and have not furnished with any such evaluation or appraisal.

Since September 30, 1994, there has been a significant reduction in the Company's book value due to loan losses, provisions to loan loss reserves, continued operating losses and realignment of Bank's operations. Such losses have been to such a degree that the consolidated book value of the Company is ($470,000). Theoretically, the Company is insolvent without the conversion of the FBI Debenture.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be relied upon by any other person or used for any other purpose without our prior written consent. This letter does not constitute a recommendation to the Board of Directors.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion a conversion price of $0.05 per share for the FBI Debenture is fair, from a financial point of view, to the holders of Shares.


                                                     Respectfully,

                                                     THE FINDLEY GROUP


                                                     Gary Steven Findley
                                                     Co-Director

GSF:sjs

                          AGREEMENT AND PLAN OF MERGER
                                       of
                                   QCB BANCORP
                                  with and into
                                CCB BANCORP, INC.

         This AGREEMENT AND PLAN OF MERGER (this "Agreement") made as of December 20, 1995, by and between QCB BANCORP ("QCB"), a California corporation, and CCB BANCORP, INC. ("CCB"), a Delaware corporation.

         In consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows.

                                   Section 1.

         Pursuant to the terms and conditions of this Agreement and the corporate laws of the states of California and Delaware, QCB shall merge with and into CCB (the "Merger"). CCB shall be the surviving entity of such Merger (the "Resulting Corporation"). QCB shall be the merging corporation under the Merger and its corporate identity and existence, separate and apart from CCB, shall cease on consummation of the Merger.

                                   Section 2.

         The name of the Resulting Corporation shall be "CCB Bancorp, Inc."

                                   Section 3.

         At the Effective Time (as defined in Section 8), the Articles of Incorporation of the Resulting Corporation shall read in its entirety as does the Articles of Incorporation of CCB as of the Effective Time, and the Bylaws of CCB as in effect as of the Effective Time shall be the Bylaws of the Resulting Corporation.

                                   Section 4.

         The  business  of  the  Resulting   Corporation  shall  be  that  of  a
corporation organized under the laws of the State of Delaware.

                                   Section 5.

         The board of directors of CCB as of the Effective Time shall serve as the board of directors of the Resulting Corporation until the next annual meeting or until such time as their successors have been elected and have qualified.

                                   Section 6.

         At the Effective Time, the Resulting Corporation shall be considered the same business and corporate entity as each of QCB and CCB (collectively, the "Constituent Corporations") and thereupon and thereafter all the property, rights, privileges, powers and franchises of each of the Constituent Corporations shall vest in the Resulting Corporation, and the Resulting Corporation shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of the Constituent Corporations and shall have succeeded to all of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Resulting Corporation. In addition, any reference to either of the Constituent Corporations in any contract or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Resulting Corporation if not inconsistent with the other provisions of the contract or document; and any pending action or other judicial proceedings to which either of the Constituent Corporations is a party shall not be deemed to have been abated and shall have the same force and effect as if the Merger had not occurred; or the Resulting Corporation may be substituted as a party to such action or proceedings, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of the Constituent Corporations as if the Merger had not occurred.

                                   Section 7.

         (a) At the Effective Time (as defined below), each share of common stock, no par value, of QCB ("QCB Common") issued and outstanding immediately prior to the Effective Time and held of record by persons other than CCB shall be converted into the right to receive cash in the amount of $0.06 (the "Merger Consideration").

         (b) At the Effective Time, all of the shares of QCB Common, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder, other than CCB, of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of QCB Common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates in accordance with Section 9.

         (c) At the Effective Time, each share of QCB Common, if any, held in the treasury of QCB or by any direct or indirect subsidiary of QCB (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled.

         (d)(1) Each share of common stock, $1.25 par value per share, of CCB issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unaffected by the Merger.

         (2) Each share of Series A preferred stock, $1.00 par value per share, of CCB issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unaffected by the Merger.

         (3) Each share of Series B preferred stock, $1.00 par value per share, of CCB issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unaffected by the Merger.

         (e) If holders of QCB Common are entitled to dissent from the Agreement and Merger and demand payment of fair market value of their shares under the corporate law of the State of California (the "California Law"), any issued and outstanding shares of QCB Common held by a dissenting holder shall not be converted as described in this Section 1.05 but from and after the Effective Time shall represent only the right to receive such consideration as may be determined to be due to such dissenting holder pursuant to the California Law; provided, however, that each share of QCB Common outstanding immediately prior to the Effective Time and held by a dissenting holder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal shall have only such rights as are provided under the California Law.

                                   Section 8.

         The Merger shall be effective upon the filing of all documents required to be filed with the secretaries of state of the states of California and Delaware (including, but not limited to, the Certificate of Ownership and Plan of Merger substantially in the form attached hereto as Exhibit A to be filed with the Secretary of State of the State of California).

                                   Section 9.

         (a) Boatmen's Trust Company, St. Louis, Missouri, shall act as Exchange Agent in the Merger (the "Exchange Agent").

         (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each record holder of any Certificate or Certificates whose shares were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Exchange Agent may reasonably specify) (each such letter, the "Merger Letter of Transmittal") and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a Certificate, together with a Merger Letter of Transmittal duly executed and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor solely the Merger Consideration. No interest on the Merger

Consideration issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

         (c) At any time following six months after the Effective Time, CCB shall be entitled to terminate the Exchange Agent relationship, and thereafter holders of Certificates shall be entitled to look only to CCB (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration issuable upon surrender of their Certificates.

                                   Section 10.

         The Merger provided for herein is subject to receipt of all required corporate and regulatory approvals.

         IN WITNESS WHEREOF, QCB and CCB have caused this Merger Agreement to be executed in multiple copies by their duly authorized officers as of the date first above written.

                                                     QCB BANCORP



                                                     By:  /s/Fred D. Jensen
                                                              Fred D. Jensen
                                                              President



                                                     By:  /s/Clement W. Morin
                                                             Clement W. Morin
                                                             Secretary


                                                     CCB BANCORP, INC.



                                                     By:  /s/Donald W. Williams
                                                             Donald W. Williams
                                                             President



                                                     By:  /s/Allen H. Blake
                                                             Allen H. Blake
                                                             Secretary

                                    EXHIBIT A

                            CERTIFICATE OF OWNERSHIP

                                       OF

                                   QCB BANCORP


         We, Donald W. Williams, President, and Allen H. Blake, Secretary, of CCB Bancorp, Inc., a corporation duly organized and existing under the laws of the State of Delaware and qualified to do business under the laws of the State of California ("CCB"), do hereby certify:

         1. That we are the President and the Secretary, respectively, of CCB.

         2. QCB Bancorp, a California corporation ("QCB"), is a subsidiary of CCB.

         3. Immediately prior to the consummation of the merger of QCB with and into CCB pursuant to Section 1110 of the California Corporations Code, CCB is the owner of 96.63% of the outstanding shares of QCB common stock.

         4. Attached hereto as Exhibit A and set forth as a Plan of Merger, are the principal terms of the Agreement of Merger by and between QCB and CCB.

         5. On December 20, 1995, each of the Boards of Directors of QCB and CCB duly ratified and approved the Agreement and Plan of Merger.

         Each of the undersigned declares under penalty of perjury that the statements contained in the foregoing certificate are true of their own knowledge. Executed at _____________, on ___________ ____, 1996.


                                                ---------------------------
                                                Donald W. Williams, President




                                                 -----------------------------
                                                 Allen H. Blake, Secretary

                                                                 Exhibit A

                                 PLAN OF MERGER

                                     BETWEEN

                                CCB BANCORP, INC.
                                       AND
                                   QCB BANCORP
                                   * * * * * *


         THIS PLAN OF MERGER ("Plan") provides for the merger of QCB Bancorp, a California corporation ("merging corporation"), with and into CCB Bancorp, Inc., a Delaware corporation qualified to do business in California ("surviving corporation"). The Plan of Merger, which has been approved by each of the boards of directors of the constituent corporations, is implemented pursuant to that certain Agreement and Plan of Merger by and between the surviving corporation and the merging corporation, dated as of December 20, 1995, and Section 1110 of the California Corporations Code.

         The terms of the Plan are as set forth below:

         FIRST: The merging corporation shall be merged with and into the surviving corporation.

         SECOND: The Articles of Incorporation of the surviving corporation are not to be amended by virtue of the merger provided for in this Agreement.

         THIRD:  The terms and conditions of the merger are as follows:

         Upon the merger becoming effective, the separate existence of the merging corporation shall cease and all the property, rights, privileges, franchises, patents, trade-marks, licenses, registrations and other assets of every kind and description of the merged corporation shall be transferred to, vested in and devolve into the surviving corporation without further act or deed and all property, rights, and every other interest of the surviving corporation and the merged corporation, shall be as effectively the property of the surviving corporation as they were of the surviving corporation and the merged corporation respectively. The merged corporation shall, from time to time, as and when requested by the surviving corporation or by its successors or assigns, to execute and deliver or cause to be executed and delivered all such deeds and instruments and to take or cause to be taken such further or other action as the surviving corporation may deem necessary or desirable in order to vest in and confirm to the surviving corporation title to and possession of any property of the merged corporation acquired or to be acquired by reason of or as a result of the merger herein provided for and otherwise to carry out the intent and purposes hereof and the proper officers and directors of the merged corporation and the proper officers and directors of the surviving corporation are fully authorized in the name of the merged corporation or otherwise to take any and all such action.

         All rights of creditors and all liens upon the property of either of said corporations shall be preserved unimpaired, and all debts, liabilities and duties of the merged corporation shall thenceforth attach to the surviving corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

         FOURTH: The effective date of this Merger shall be the day of , 1996 (the "Effective Date"), immediately upon filing the Certificate of Ownership and this Plan of Merger with the Office of the Secretary of State of California.

         At the Effective Date,

         (a) Each share of common stock, no par value, of the merging corporation ("merging corporation common") issued and outstanding immediately prior to the Effective Date and held of record by persons other than surviving corporation shall be converted into the right to receive cash in the amount of $0.06 (the "Merger Consideration").

         (b) All of the shares of merging corporation common, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder, other than the surviving corporation, of any certificate or certificates which immediately prior to the Effective Date represented outstanding shares of merging corporation common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates in accordance with Section 9.

         (c) Each share of merging corporation common, if any, held in the treasury of merging corporation or by any direct or indirect subsidiary of merging corporation (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Date shall be canceled.

         (d) (1) Each share of common stock, $1.25 par value per share, of surviving corporation issued and outstanding immediately prior to the Effective Date shall remain issued and outstanding and shall be unaffected by the Merger.

                  (2) Each share of Series A preferred stock, $1.00 par value per share, of surviving corporation issued and outstanding immediately prior to the Effective Date shall remain issued and outstanding and shall be unaffected by the Merger.

                  (3) Each share of Series B preferred stock, $1.00 par value per share, of surviving corporation issued and outstanding immediately prior to the Effective Date shall remain issued and outstanding and shall be unaffected by the Merger.

         (e) If holders of merging corporation common are entitled to dissent from Merger and demand payment of fair market value of their shares, any issued and outstanding shares of merging corporation common held by a dissenting holder shall not be converted as described herein but from and after the Effective Date shall represent only the right to receive such consideration as may be determined to be due to such dissenting holder pursuant to the applicable law; provided, however, that each share of merging corporation common outstanding immediately prior to the Effective Date and held by a dissenting holder who shall, after the Effective Date, withdraw his demand for appraisal or lose his right of appraisal shall have only such rights as are provided under such law.

                                                         November 29, 1995
The Board of Directors
QCB Bancorp/Queen City Bank, N.A.
4201 Long Beach Boulevard, Suite 101
Long Beach, California 90807

Attn:    Mr. Fred D. Jensen
         President/Chief Executive Officer

Dear Directors:

         The Findley Group ("TFG") has been requested by the Board of Directors of QCB Bancorp, Long Beach, California (the "Company") and its wholly owned subsidiary, Queen City Bank, N.A., Long Beach, California ("Bank") to provide our professional opinion as to the fair value of 1,673,596 shares of Common Stock, no par value per share (the "Shares"), of the Company. The Shares represent approximately 3.347 percent of the Company shares outstanding after the partial conversion of a debenture of the Company issued to First Banks, Inc., St. Louis, Missouri ("FBI"). On March 21, 1995 the Company entered into the Debenture Purchase and Operating Agreement with FBI (the "Agreement") and the Form of Debenture, attached as an Exhibit to the Agreement. On July 21, 1995, the Company issued a debenture, convertible into common stock of the Company to FBI in the amount of $5,528,082.20 (the "FBI Debenture") as permitted under the Agreement. FBI transferred the FBI Debenture to its wholly owned subsidiary, CCB Bancorp, Inc. ("CCB"). As of September 30, the FBI Debentures has a balance of principal and interest of $5,635,614.76. Approximately $2.4 million of the FBI Debenture shall be converted to common stock of the Company at a conversion value of $0.05 per share representing approximately 48,326,000 shares. It is contemplated that after the partial conversion of the FBI Debenture, the Company shall be merged with and into CCB and Bank shall be merged with and into CCB's wholly owned subsidiary First Bank & Trust.

         This report is the basis upon which TFG's opinion is given. TFG, as part of its investment banking business, is continually engaged in the valuation of banking institutions and their securities in connection with mergers and acquisition, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as an advisor in connection with certain limited aspects of the Company's operation. The qualifications of TFG have been previously provided to the Board of Directors.

         It is understood that the valuation and fair price opinion of TFG is for purposes of providing the Company with a basis of determining the value of the Shares after the partial conversion of the FBI Debenture. The original proceeds of the FBI Debenture were used to provide necessary capital support for the Company and Bank to allow for a necessary reorientation and redirection of Bank and to assist Bank in complying with the terms and conditions of a Formal

Agreement presently existing between Bank and the Office of the Comptroller of the Currency ("OCC").

         Since September 30, 1994, there has been a significant reduction in the Company's book value due to loan losses, provisions to loan loss reserves, continued operating losses and realignment of Bank's operations. Such losses have been to such a degree that the consolidated book value of the Company was approximately $(470,000) as of September 30, 1995. Theoretically, the Company is insolvent without the conversion of the FBI Debenture.

         This report covers our analysis and conclusions regarding our assignment. The basic data supporting the opinions of TFG are as of September 30, 1995, supported with recent financial and operating information for Bank and the Company as of October 31, 1995. The transaction represented by the Agreement was entered into following the closing in December, 1994 of the sale of a total of $1,000,000 in debentures by the Company to four outside directors of the Company and Bank (the "Director Debentures"). TFG issued a separate opinion dated October 17, 1994 regarding the Director Debentures. Half of the Director Debentures have recently been repaid in full by the Company, with the remaining half being acquired by FBI. As of September 30, 1995, the total debentures outstanding owned by FBI were approximately $6.028 million.

         To prepare this report TFG reviewed the following documents provided by Senior Management of the Company and Bank:

         -- The Debenture Purchase and Operating Agreement dated March 21, 1995, and all Exhibits thereto;

         --       December 31, 1994 Annual Report of the Company;

         --       December 31, 1994 SEC Form 10K;

         --       September 30, 1995 and June 30, 1995 SEC Forms 10Q for the
                  Company;

         -- December 31, 1994 and September 30, 1995 Call Reports for Bank; October 31, 1995 General Ledger for Bank;

         --       October, 1995 Board packet for the Company and Bank;

         --       List of all Watchlist assets;

         --       Description of all facility and building leases;

         --       List of all pending and threatened litigation;

         --       Most recent examination of Bank by the OCC;

         -- Most recent examination of the Company by the Federal Reserve Bank of San Francisco;

         --       Recent correspondence between Bank and the OCC;

         --       September 1, 1992 Formal Agreement between Bank and the OCC;

         -- 1994 and 1995 Quarterly Compliance Reports issued by Bank to the OCC as required under the Formal Agreement;

         -- A list of all arrangements between Directors and Officers of Bank;

         -- Loan Delinquency, Classified/Certified Assets, Nonaccrual, Charge-off and OREO Reports through September 30, 1995;

         -- Proxy materials distributed to shareholders of the Company for the 1995 Annual Meeting of Shareholders; and

         -- Recent minutes of Board of Directors meetings of the Company and Bank.

         In addition, TFG personnel visited the Long Beach Head Office of Bank and has had conversations with members of Senior Management concerning the current financial status of the Company and Bank. As of the date of this report, the Company had 1,673,596 shares of common stock outstanding. However, the Company will issue a minimum of 48,326,000 shares of common stock to FBI as part of the conversion of the FBI Debentures at $0.05 per share. There are no shares of preferred stock outstanding. While the Company has a stock option plan for key officers and directors, the exercise price of options granted under the stock option plan are in excess of current market value and the option plans are not considered relevant to this valuation report.

         Bank is a wholly owned subsidiary of the Company and it is not intended that any shares of Bank be issued to any persons or entities other than to the Company.

         While shares of the Company are traded over the counter, there has been very little activity concerning shares of the Company common stock. The two listed market makers for the Company common stock are Smith, Barney and J. Alexander Securities. In discussions with the market makers during the week of November 27, 1995 concerning the Company common stock activity, both market makers reflected that there is virtually no activity in the Company common stock and the shares were considered to have no value due to the perceived insolvency of the Company without the conversion of the FBI Debenture.

         The market makers for the Company common stock reflect very little activity concerning the Company common stock over the past year.

         A copy of the Company's September 30, 1995 Form 10Q, as filed with the Securities and Exchange Commission, is attached as Appendix I. Appendix II contains the April 27, 1995 Proxy Statement describing the transaction. In reviewing the financial statements for the Company, the Company's primary asset is the Company's equity investment in Bank. Therefore, to determine the fair value of the Company common stock, this report will focus on the fair value of the Company's wholly owned subsidiary, Bank.

         Bank began business in Long Beach, California on September 26, 1983 as a wholly owned subsidiary of the Company with initial capital of $5 million. During the late 1980's, Bank achieved relative success within its market place primarily identified with SBA lending and commercial banking services. In addition to its head office located at 4201 Long Beach Boulevard, Long Beach, California, Bank has established two branch offices. The first office also located in Long Beach in the downtown portion of Long Beach at 100 West Broadway, Long Beach, California. Bank has also established a branch office in Fountain Valley at 1820 Brookhurst Street, Fountain Valley, California.

         While Bank achieved some profitability in 1991 and 1992, the years 1993 and 1994 and the first nine months of 1995 resulted in a significant loss, as Bank was required to make significant provisions to loan loss reserves. In late 1991, Bank was examined by the OCC which identified several deficiencies in Bank operation and noted that Bank was operating in an unsatisfactory manner. This resulted in the Board of Directors of Bank entering into a Formal Agreement with the OCC dated September 1, 1992. Over the last two years, Bank has struggled in its operations and in mid-1994 a Senior Management change took place whereby Mr. Fred D. Jensen was appointed President and Chief Executive Officer.

         The financial growth and development of Bank since inception is as follows:

                                                                        Total
                       Total         Total            Equity             Net
                       Assets      Deposits           Capital           Income
                        (000)        (000)             (000)            000)
                      ------        ------            ------           -----
September 30, 1995    58,166        52,243          5,645(2)            (3,000)
December 31, 1994     67,234        62,921          3,910(1)            (3,382)
December 31, 1993     87,700        79,608             6,226            (1,036)
December 31, 1992    103,871        92,210             7,329                788
December 31, 1991    101,775        93,628             6,605                595
December 31, 1990     78,790        71,487             6,077              1,212
December 31, 1989     70,432        64,513             4,867              1,062
December 31, 1988     55,535        51,087             3,845                343


December 31, 1987     56,598        52,761             3,449            (3,635)
December 31, 1986     53,932        47,778             5,546                306
December 31, 1985     43,325        37,605             5,279                410
December 31, 1984     24,696        19,540             4,879                182
December 31, 1983     14,263         9,496             4,697               (154)

--------------------------
(1) Reflects $1,000,000 in new capital added December, 1994
(2) Reflects $5,000,000 in new capital added in July, 1995

         The Findley Reports analysis of Bank performance based upon the december 31, 1994 Call Report information is shown as Exhibit A. TFG's Bank Development Model of Bank's 1995 performance based upon the December 31, 1994 and September 30, 1995 Call Reports is shown as Exhibit B.
         Our  investigation   analysis  of  Bank  included  a  probe  of  Bank's
outstanding loans and other assets, the status of any other bank regulatory criticisms of Bank's operations and internal controls and all other factors that could inhibit or restrict Bank in its future operations or performance and would be relevant to our analysis and valuation assignment.

         As previously stated, Bank entered into a Formal Agreement with the OCC on September 1, 1992. The Formal Agreement was the result of deterioration experienced by Bank in loan quality, management, operations and earnings. While Bank over the past two years has made some headway in resolving the criticisms that were the basis of the Formal Agreement, recent deterioration in the economy of Southern California, increases in noninterest expenses for Bank, significant required provisions to loan loss reserves and loss of marketing focus have resulted in Bank experiencing significant losses and reductions to capital. Bank is now in compliance with several elements of the Formal Agreement, inclusive of the capital requirements of a 9% Tier 1 capital to risk weighted assets and 6% Tier 1 capital to adjusted total assets (leverage capital ratio). Bank's present leverage capital ratio is now well in excess of the level acceptable to the OCC pursuant to the Formal Agreement.

         On September 30, 1995, Bank's identified problem assets, which included special mention assets, totalled some $6.3 million. Recently, this level has been reduced further with Bank's classified assets (substandard, doubtful, and loss) at less than one hundred percent of Bank's shareholder equity, which is still above the acceptable level for regulatory agencies as well as health peer banks. Delinquent loans as of September 30, 1995 as compared to December 31, 1994 and 1993 are as follows:



                           September 30,          December 31
                           -------------- ----------- ----- ----------------
(Dollars in Thousands)        1995            1994                   1993



                           -------------  ----------------  ----------------

30 to 89 Days Past Due      $   702         $   706                 $2,742
90 Days or More Past Due          0              20                    900
Nonaccruals                   2,055           5,610                  2,562
                           -------------    ---------------    -------------
        Total                $2,757          $6,336                 $6,204
Percent of Total Loans         8.00%          13.94%                 10.28%
Other Real Estate Owned     $  618           $2,358                 $2,548

         From reviewing the financial information of Bank, Bank has recently experienced significant improvement in its operation, which is primarily attributable to the significant capital infusion.

         Our principal assignment is to determine the fair value of the Shares. We arrive at this valuation by first determining the reasonable market value of Bank as a whole entity and then adjust accordingly.

         There are three basic approaches that we use to determine acquisition values of banks operating in the State of California. They are: Premium on Deposits, Multiple of Equity Return and Multiple of Book Value.

Premium on Deposits

         The first approach treats the approximate market value of the assets and deposit liabilities as added or deducted factors to the bank's capital accounts. This factor is unique to banking and is primarily identified with the liquidation value.

         In Schedule 1, our determination using the Premium on Deposits approach is shown. This approach shows that the acquisition value of Bank to be approximately $6,748,000. In essence this value is also thought of as the approximate liquidation value; however, in liquidation there may likely be some additional write-offs because of interest factor pricings and current market conditions concerning the sale of loan portfolios.

Multiple of Equity Return

         The second approach is the Multiple of Equity Return. In this approach, when dealing with mature institutions, we use the previous years' equity return. The current multiple of equity return ratio for the acquisition of sound and profitable banking institutions is approximately 11 to 12 times equity return. However, the Company and Bank have not had a positive equity return for a couple of years. Consequently, this approach cannot be used as part of the valuation of Bank's common stock.

Multiple of Book Value


         The last approach used involves a Multiple of Book Value. This approach is based upon the purchase prices and multiples of book values of relevant cases recently consummated or in the process of consummation.

         Schedule 2 shows a listing of recent relevant bank acquisition cases in California. The average for banks is approximately 1.46 and the median approximately 1.40. In our opinion, the multiple factor of 1.45 is a fair representation of the current values of sound, healthy and profitable banks.

         However, Bank is a problem bank. The records of The Findley Reports indicates that stock acquisition prices paid for the few California banks with loan and operating problems has varied between 0.33 and 1.10 in terms of multiple of book value. The lower figure reflects recapitalization efforts where existing shareholders continued as shareholders after the capital infusion. The most recent transactions for whole bank acquisition set forth in Schedule 2 which are below book value reflect banks with classified assets of over one hundred percent of shareholder equity and loan loss reserves. Schedule 3 shows a listing of market value to book value for financial institutions with similar operating problems as the Company and Bank. Absent the significant capital infusion, Bank has no earnings potential and would have been a candidate for FDIC receivership and a complete loss of the Company's shareholder equity. In reviewing Bank's shareholder equity and recent improvements in condition, it is our opinion that a multiple of book value factor of 1.10 for Bank is applicable and reasonable due to the condition of Bank.

         Using this approach, the acquisition value on September 30, 1995, is as follows:

         $5,910,000 X 1.10 = $6,501,000
--------------------
(1) Based upon GAAP book value

         The following is a summary of the respective values:

                  Premium on Deposits                $6,748,000

                  Equity Return Multiple             Not Applicable

                  Book Value Multiple                $6,501,000

         In our opinion, the fair value of Bank on September 30, 1995 and as of the date of this report, based upon the total market value of all of shares would be $6,700,000.

         Based upon the evaluation of the three methods of valuation, the valuation of the entire Bank is approximately $6,700,000. Bank is primarily the only asset of the Company and the Shares represent 3.347 percent of the Company after partial conversion. However, the company does have liabilities which are estimated at $3.876 million after the partial conversion of the FBI Debenture. Based upon the value of Bank, the value of the Company's shareholder equity is $2,865,000. The Shares have a value of approximately $96,000 or $0.0573 per share. With careful consideration the fair value of the Shares should be rounded up to or $0.06 per share cash after the payment of all liabilities.

         Those factors which influence the pricing of banking stock include the uncertainties of the future banking regulatory environment and the continued economic difficulties in the State of California, plus several other factors that currently have a depressing influence on bank acquisition values. These factors include but are not limited to:

               (i) The recent increase in the failure of banking institutions operating in the State of California;

              (ii) the enactment of the Federal Deposit Insurance Corporation Improvement Act of 1991 which entrusted the federal banking authorities with significantly greater powers to influence and affect bank operations;

             (iii) the Federal Reserve Board and federal regulatory attitudes toward the acquisition of commercial banking institutions by foreign banking organizations;

              (iv) the increase in costs associated in compliance with federal banking laws; and

               (v) increase in capital requirements by all bank regulatory agencies.

         In arriving at our professional opinion of the fair conversion price of the Company's common stock, we have considered additional factors inclusive of:

               (i) the nature of the business of the Company and Bank;

              (ii) the financial history of Bank;

             (iii) the economic factors, both locally and in general, that are impacting the Company and Bank in terms of future financial and investment success inclusive of Bank's future earnings and dividend paying capacities;

              (iv) the regulatory restraints and handicaps that are impacting the Company and Bank and their future integrity and viability;

               (v) the current and likely future marketability of the Company's common shares; and

              (vi) the securities marketing histories and experience of comparable banks, bank holding companies, and banking situations.

         No principles, staff or affiliates of The Findley Group current beneficially any shares of the Company's common stock.

         It has been a pleasure to be of service. We are available to discuss this report and our valuations as desired.

                                                     Respectfully submitted,

                                                     THE FINDLEY GROUP

                                                     By:/s/ Gary Steven Findley
                                                            Gary Steven Findley
                                                            Co-Director

--------------------------------------------------------------------------------
                                   SCHEDULE 1
--------------------------------------------------------------------------------

                           PREMIUM ON DEPOSIT APPROACH

                              QUEEN CITY BANK, N.A.

                               September 30, 1995
                             (Dollars in Thousands)

                                         Statement
                                          Value                 Adjustments
                                        -----------            -------------
ASSETS:
Cash & Due from Banks                 $       4,384          $     (40) (4)
Securities (Inc. CDs and FFSs)               16,375               (265) (1)
Loans (Net)                                  35,977               (950) (2)
Fixed Assets (Premises)                         312
Real Estate Owned                               618                (85) (3)
Other Assets                                    765
                                        -----------
         Total Assets                    $   58,431
                                        ===========
LIABILITIES:
Demand Deposits - IPC                    $   18,858 (5%)        $   943 (7)
Savings Deposit - Regular, Now & MM          17,214 (3%)            516 (7)
Time Deposits -   IPC                        15,921 (1%)            159 (7)
                  Public                        280 (0%)                 0
                                                               ------------
         Total Deposits                                          52,243
                                                               ============
Borrowed Funds                          $         0
Other Liabilities                               278
                                        -----------
         Total Liabilities              $    52,521
                                        ===========
CAPITAL:
Common Stock, Preferred Stock & Surplus $    12,543              (6,000) (5)
Undivided Profits                            (6,633)             -----------
                                         ----------
         Total Equity Capital(6)              5,910
                                     --------------
         Total Liabilities & Capital    $    58,431

                                     ==============
NET VALUE ADDED OR SUBTRACTED                                 $   (5,722)
                                                               ------------
----------------------------------------

(1) To reflect market value adjustments for securities portfolio already contained in figures.
(2) To adjust on the basis of review of classified, delinquent, nonaccrual, OREO and average loan pool sale of 95 percent.
(3) To allow for marketing costs and a $25,000 additional adjustment taken on OREO after September 30, 1995.
(4) Reflects expected additional expenses relating to existing litigation and operational issues over next few months.
(5) Subtracts $6,000,000 in new stock raised pursuant to Director and FBI Debentures.
(6) Based upon Regulatory Accounting Procedures and not reflective of FASB 115 adjustments.
(7)      Premiums on deposit.

--------------------------------------------------------------------------------
                                   SCHEDULE #2
-------------------------------------------------------------------------------
                CALIFORNIA BANK ACQUISITION/MERGERS (ARMS-LENGTH)

                                 1994 TO PRESENT

                                                                                          Pertinent Ratios
                                                                                 -----------------------------------

                                                                                Multiple of  Price Over
                                                          Type of   Multiple of Prev. Year   Bk. as % of     Date
           Bank Acquired               City               Consid.     Bk. Val     Eq. Req.   TT Deposits    Closed
---------------------------------     --------------      -------    ----------  ---------  -----------   ----------

*First State Bank of the Oaks         Thousand Oaks, CA    Cash          1.74      0.00         7.53%     01/13/94
*San Diego Trust & Savings Bank       San Diego, CA        Stock(1)      2.54     28.81        11.54%     03/18/94
*Pacific Western Bank                 San Jose, CA         Stock(1)      1.52     39.22         4.36%     03/30/94
*MBC Corporation                      Modesto, CA          Stock(1)      1.70     18.93         5.92%     03/31/94
*Western Industrial Natl. Bank        South El Monte, CA   Cash          1.50     15.42        16.45%     06/24/94
*County National Bank                 Redding, CA          Stock(1)      1.60     23.11        10.58%     07/21/94
*Bank of Anaheim, N.A.                Anaheim, CA          Cash          1.40     12.82         3.42%     09/16/94
  Golden Gate Bank                    San Francisco, CA    Cash          1.00      0.00         0.00%     06/20/94
  Bank of Hayward                     Hayward, CA          Cash/Stock    1.00      0.00         0.00%     07/29/94
*Western National Bank                San Mateo, CA        Stock         1.36     28.85         5.83%     10/07/94
*California Business Bank, N.A.       San Jose, CA         Stock         1.48     14.22         5.68%     09/30/94
  United American Bank                Westminster, CA      Cash          1.23      0.00         2.19%     10/14/94
*Codding bank                         Rohnert Park, CA     Cash          1.25      0.00         3.05%     11/15/94
*Bank One Fresno, N.A.                Fresno, CA           Cash          1.36     12.85         4.49%     12/02/94
*Mineral King National Ba             Visalia, CA          Stock(1)      2.89     18.23         14.3%     12/16/94
  Sacramento First NBank              Sacramento, CA       Cash/Stock    0.76     30.66         0.00%     01/20/95
*Bank of Livermore                    Livermore, CA        Stock(1)      1.70     31.53         7.08%     01/31/95
*Pacific Valley National Bank         Modesto, CA          Stock(1)      2.12     13.80        11.69%     01/31/95
*Bank of A. Levy                      Ventura, CA          Stock(1)      1.72     12.30         7.19%     01/31/95
  National Bank of Long Beach         Long Beach, CA       Cash          0.84      0.00         6.95%     04/03/95
  Commercial Center Bank              Santa Ana, CA        Cash          0.74      0.00         0.00%     03/17/95
  Overland Bank                       Temecula, CA         Stock         0.82      0.00         0.00%     03/31/95
  Huntington National Bank            Huntington Beach,CA  Cash          0.89      0.00         0.00%     04/28/95
*University Bank & Trust Co.          Palo Alto, CA        Stock(1)      1.89     13.50         7.95%     03/31/95
  Capital Bank Sacramento             Sacramento, CA       Stock(1)      1.35     29.19         3.04%     05/31/95
  Novato National Bank                Novato, CA           Stock(1)      1.28     75.03         3.50%     07/17/95
  Centennial Bank                     Hayward, CA          Cash          1.48     10.95         5.32%     06/30/95
  Central Coast National Bank         Arroyo Grande, CA    Stock         1.00       --           --       07/07/95
*Bank of Encino                       Encino, CA           Cash          1.10     19.08         1.23%     07/14/95
*Golden Oak Bank                      Oakhurst, CA         Stock(1)      2.68     10.19         8.80%     08/25/95
  Templeton National Bank             Templeton, CA        Stock(1)      1.63     18.81         8.94%     09/11/95
*Grossmont Bank                       La Mesa, CA          Cash          1.25      9.98         2.33%     09/29/95
                  AVERAGE                                                1.46     15.22         4.16%
                  MEDIAN                                                 1.40     12.85         4.36%
                  AVERAGE FOR COMPARABLE BANKS                           1.72     16.68         7.24%

(1) Based upon market value of acquiror stock at closing. Each acquiror was trading in excess of 1.3 times book value at closing.
Source:  The Findley Reports

                                   SCHEDULE 3

                       MARKET VALUE/BOOK VALUE COMPARISON
                            SELECTED COMMERCIAL BANKS

                               Second Quarter 1995


                                                                     1994
             Institution                  Price/Book Value         Net Income
--------------------------------------   -----------------        -----------
American West Bank, N.A., Encino                   71.7%                 (31)
Borrego Springs Bank, Borrego Springs              32.9%                   0
Bank of Southern California, San Diego             56.8%              (2,429)
Burlingame Bancorp, Burlingame                     86.8%                 316
First Commercial Bancorp, Sacramento               64.7%             (15,048)
Marathon Bancorp, Los Angeles                      69.5%                (746)
PNB Financial, Newport Beach                       91.3%              (1,307)
Republic Bank, Torrance                            29.3%              (2,969)
Santa Fe National Bank, Santa Fe Springs           53.5%                 (68)
Sterling West Bancorp, Los Angeles                 44.9%              (2,980)
Sunrise Bancorp, Sacramento                        76.9%              (2,918)
West Coast Bancorp, Irvine                         62.5%              (1,468)
                                       -------------------
         Average                                   62.5%

                         CHAPTER 13. DISSENTERS' RIGHTS

         1300 REORGANIZATION OR SHORT-FORM MERGER; DISSENTING SHARES; CORPORATE PURCHASE AT FAIR MARKET VALUE; DEFINITIONS. - (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of
Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

         (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

         (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Section 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction or transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

         (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

         (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

         (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

         (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

         1301 NOTICE TO HOLDERS OF DISSENTING SHARES IN REORGANIZATIONS; DEMAND FOR PURCHASE; TIME; CONTENTS. - (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

         (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

         (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

         1302 SUBMISSION OF SHARE CERTIFICATES FOR ENDORSEMENT; UNCERTIFICATED SECURITIES. - Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

         1303 PAYMENT OF AGREED PRICE WITH INTEREST; AGREEMENT FIXING FAIR MARKET VALUE; FILING; TIME OF PAYMENT. - (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

         (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

         1304 ACTION TO DETERMINE WHETHER SHARES ARE DISSENTING SHARES OR FAIR MARKET VALUE; LIMITATION; JOINDER; CONSOLIDATION; DETERMINATION OF ISSUES; APPOINTMENT OF APPRAISERS. - (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

         (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

         (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

         1305 REPORT OF APPRAISERS; CONFIRMATION; DETERMINATION BY COURT; JUDGMENT; PAYMENT; APPEAL; COSTS - (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court.
Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

         (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

         (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

         (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

         (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

         1306 PREVENTION OF IMMEDIATE PAYMENT; STATUS AS CREDITORS; INTEREST - To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

         1307 DIVIDENDS ON DISSENTING SHARES - Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

         1308 RIGHTS OF DISSENTING SHAREHOLDERS PENDING VALUATION; WITHDRAWAL OF DEMAND FOR PAYMENT - Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

         1309 TERMINATION OF DISSENTING SHARE AND SHAREHOLDER STATUS - Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

         (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

         (b)  The  shares  are  transferred   prior  to  their   submission  for
endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

         (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

         (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

         1310 SUSPENSION OF RIGHT TO COMPENSATION OR VALUATION PROCEEDINGS; LITIGATION OF SHAREHOLDERS' APPROVAL - If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

         1311 EXEMPT SHARES - This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

         1312 RIGHT OF DISSENTING SHAREHOLDER TO ATTACK, SET ASIDE OR RESCIND MERGER OR REORGANIZATION; RESTRAINING ORDER OR INJUNCTION; CONDITIONS - (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

         (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

         (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short- form merger set aside or rescinded, (1) a party to a reorganization or short- form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.